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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM       TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

--------------------------------------------------------------------------------
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

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tenneco Thrift Plan For Hourly Employees as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Thrift Plan For Hourly Employees as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, included as Schedule I, reportable transactions -- series of transactions for the year ended December 31, 1998, included as Schedule II, reportable transactions -- single transactions for the year ended December 31, 1998, included as Schedule III, and nonexempt transactions for the year ended December 31, 1998, included as
Schedule IV, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 15, 1999

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997

                                                                  1998          1997
                                                                  ----          ----
ASSETS:
  Investments, at market value --
     Corporate securities --
       Tenneco Inc. common stock............................  $ 21,142,667   $17,570,588
       El Paso Energy (formerly, El Paso Natural Gas
        Company) common stock...............................     1,431,440     1,551,113
       Newport News Shipbuilding Inc. common stock..........     1,445,023     1,259,181
       Other................................................            --       126,581
                                                              ------------   -----------
                                                                24,019,130    20,507,463
     Collective trust funds --
       BZW Barclays Equity Index Fund.......................    17,366,091     7,929,132
       BZW Barclays U.S. Debt Market Index Fund.............     4,813,406     3,098,425
       Other................................................     2,109,680     2,168,134
                                                              ------------   -----------
                                                                24,289,177    13,195,691
     Registered investment companies --
       Fidelity Growth Company Fund.........................    28,848,110    20,635,599
       INVESCO Value Trust Total Return Fund................    13,718,983     9,010,952
       Putnam New Opportunities Fund........................     9,139,269     4,925,755
       Templeton Foreign Fund...............................       996,608       827,805
       Other................................................     5,621,801     4,865,576
                                                              ------------   -----------
                                                                58,324,771    40,265,687
     Pooled separate accounts...............................     2,589,321            --
     Guaranteed investment contract.........................       480,379       193,658
     Bankers Trust Pyramid Directed Account Cash Fund.......     1,097,290            --
     Nations Cash Reserves..................................    21,633,410    18,350,081
     Participant loans receivable...........................     5,170,173     2,721,460
                                                              ------------   -----------
       Total investments....................................   137,603,651    95,234,040
RECEIVABLES:
  Employees' contributions..................................       352,471        38,161
  Employers' contributions..................................       163,442        19,540
  Accrued interest and dividends............................       116,602        96,028
                                                              ------------   -----------
       Total receivables....................................       632,515       153,729
  CASH......................................................            --            24
                                                              ------------   -----------
       Total assets.........................................   138,236,166    95,387,793
LIABILITIES:
  Due to broker and other...................................       294,995        56,904
                                                              ------------   -----------
       Total liabilities....................................       294,995        56,904
                                                              ------------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $137,941,171   $95,330,889
                                                              ============   ===========

  The accompanying notes to financial statements are an integral part of these financial statements.

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year...  $ 95,330,889
                                                              ------------
ADD:
  Dividends --
     Tenneco Inc. common stock..............................       631,059
     Other corporate securities.............................        40,851
     Registered investment companies........................     2,947,585
  Interest..................................................     1,090,235
                                                              ------------
                                                                 4,709,730
  Net appreciation in fair value of investments.............     7,372,200
                                                              ------------
       Net investment income................................    12,081,930
  Contributions --
     Employees..............................................    16,208,702
     Employers..............................................     6,968,084
     Rollovers..............................................       150,832
                                                              ------------
                                                                23,327,618
  Repayment of loan interest................................       247,759
  Transfers from other plans (Note 5).......................    13,407,835
                                                              ------------
       Total additions......................................    49,065,142
                                                              ------------
DEDUCT:
  Withdrawals...............................................     6,359,481
  Administrative expenses...................................        95,379
                                                              ------------
       Total deductions.....................................     6,454,860
                                                              ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year.........  $137,941,171
                                                              ============

  The accompanying notes to financial statements are an integral part of this financial statement.

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

1. DESCRIPTION OF THE HOURLY THRIFT PLAN:

The following description of the Tenneco Thrift Plan For Hourly Employees (the Hourly Thrift Plan) provides only general information. Participants should refer to the Hourly Thrift Plan document for a more complete description of the Hourly Thrift Plan's provisions.

GENERAL

The Hourly Thrift Plan was established effective April 1, 1996, and was amended and restated effective December 1, 1996. The Hourly Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Hourly Thrift Plan covers eligible hourly employees of Tenneco Inc., its subsidiaries and covered groups (collectively, the Employers) that have adopted the Hourly Thrift Plan.

CONTRIBUTIONS

Eligible employees electing to participate in the Hourly Thrift Plan may make salary deferral contributions (Salary Deferral Contribution Account) by payroll deduction of not less than 1 percent nor greater than 8 percent of compensation (or such percentage of compensation greater than 8 percent as may be specified in a covered group's special appendix to the Hourly Thrift Plan), as defined, with such contributions limited to $10,000 for 1998. The Employers contribute on behalf of the participants a matching contribution equal to an amount detailed in each group's special appendix.

The Employers' matching contributions are generally invested in Tenneco Inc. common stock. Certain covered groups may direct the Employers' matching contributions to the investment options listed in Note 3. The Employers' matching contributions and the related earnings must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

VESTING

Participants are 100 percent vested in their salary deferral contributions made to the Hourly Thrift Plan.

The Employers' matching contributions become vested in accordance with the schedule detailed in each covered group's special appendix.

Upon attainment of age 65, or termination of employment due to death or total disability, a participant will become 100 percent vested in the Employers' matching contributions. Forfeited nonvested accounts will be applied to reduce future Employers' matching contributions.

WITHDRAWALS AND PARTICIPANT LOANS

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his account as a lump-sum distribution.

Certain participants, as specified in the covered group's special appendix, who have attained age 55 may elect an in-service withdrawal. Certain participants, as specified in the covered group's special appendix, who have not attained age 59 1/2 may elect to withdraw all or part of their account balances, reduced by the portion of their account balances attributable to salary deferral contributions.

Certain participants, as specified in the covered group's special appendix, may, subject to the approval of the plan administrator, make a hardship withdrawal from their Salary Deferral Contribution Accounts, excluding gains and earnings in such accounts. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

Certain participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the last 12 months, or 50 percent of their account balances. Loan terms range from 1 to 4 1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Wall Street Journal Prime Rate. Principal and interest are paid through payroll deductions.

ADMINISTRATION

The Hourly Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank of Texas, N.A. (the Trustee), was the trustee of the Hourly Thrift Plan Trust (the Trust) prior to February 1, 1998. During 1997, the Defined Contribution Division of NationsBank of Texas, N.A., was purchased by Bankers Trust Company. Effective February 1, 1998, the Plan transferred all assets to Bankers Trust Company as the new trustee.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Hourly Thrift Plan are presented on the accrual basis of accounting. The investments of the Hourly Thrift Plan are reported at quoted market value. Collective trust funds and pooled separate accounts are valued by reference to published market data, if available, of the underlying assets. Guaranteed investment contracts are carried at contract value which approximates fair value. Participant loans receivable are reported at cost which approximates fair value.

EARNINGS

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of shares held in an individual participant's account and the fair market value per share at the close of business each day.

EXPENSES

Certain administrative expenses are currently paid by the Employers. In the event expenses are not paid by the Employers, such expenses are paid by the Hourly Thrift Plan.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

OTHER

Certain 1997 amounts have been reclassified to conform with the 1998 presentation.

3. INVESTMENT OPTIONS:

Participants may invest salary deferral contributions credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock -- Invests in Tenneco Inc. common stock and short-term investments for liquidity purposes.

     BZW Barclays Equity Index Fund -- Fund seeks to earn high returns by investing in a broad array of established U.S. companies.

     BZW Barclays U.S. Debt Market Index Fund -- Fund seeks to earn moderate returns with a moderate level of risk by investing in a diversified portfolio of high-quality U.S. Government, corporate, mortgage-backed and asset-backed bonds.

     Fidelity Growth Company Fund -- Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies believed to have above-average growth.

     INVESCO Value Trust Total Return Fund -- Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     Putnam New Opportunities Fund -- Fund seeks to achieve long-term capital appreciation primarily through common stock investments in companies in economic sectors with above-average prospects for growth.

     Templeton Foreign Fund -- Fund invests in stocks and debt obligations of companies and governments outside the U.S.

     Money Market Fund -- Invests in Nations Cash Reserves, which seek to preserve principal value and maintain a high degree of liquidity while providing current income.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution to Tenneco Inc. shareholders, and El Paso Energy (formerly, El Paso Natural Gas Company) common stock, received through a 1996 merger transaction through an affiliate of Tenneco Inc., are held in separate funds; however, participants cannot direct contributions or investment transfers to these funds. Interest and dividends earned on these funds are transferred to the Money Market Fund.

See Exhibits 1 and 2 for individual fund information.

4. RISKS AND UNCERTAINTIES:

The Hourly Thrift Plan provides for investment in corporate securities, collective trust funds, registered investment companies, pooled separate accounts, a guaranteed investment contract and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant accounts.

5. TRANSFERS FROM OTHER PLANS:

Effective April 22, 1998, the hourly rated employees of Tenneco Packaging at the Pomona, California; Visalia, California; Kent, Washington; and Portland, Oregon, facilities became eligible to participate in the Hourly Thrift Plan. On December 31, 1998, the Richter Manufacturing Corporation Profit Sharing and 401(k) Plan (the Richter Plan) was merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $3,400,000 from the Richter Plan trustee. Subsequent to December 31, 1998, the Richter Plan's assets were liquidated and reinvested into similar investment options available under the Hourly Thrift Plan. These assets are recorded in Exhibits 1 and 2 as Merger Assets.

On December 31, 1998, the hourly rated employees of Tenneco Packaging at the Hayward, California; Pomona, California; Orlando, Florida; Alsip, Illinois; Plymouth, Indiana; Wurtland, Kentucky; Glen Falls, New York; Granite Falls, North Carolina; Corsicana, Texas; and Wenatchee, Washington, facilities became eligible to participate in the Hourly Thrift Plan. In addition, on December 31, 1998, account balances in the Astro-Valcour, Inc. 401(k) Savings and Retirement Accumulation Plan and the Astro-Valcour, Inc. Microfoam Hourly 401(k) Saving Plan (the AVI Plans) were merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $10,000,000 from the AVI Plans' trustee. Subsequent to December 31, 1998, the AVI Plans' assets were liquidated and reinvested into similar investment options available under the Hourly Thrift Plan. These assets are recorded in Exhibits 1 and 2 as Merger Assets.

Effective December 31, 1997, the hourly participants of the Tenneco 401(k) Savings Plan for Chippewa Falls (the Chippewa Falls Plan) became eligible to participate in the Hourly Thrift Plan, and their account balances maintained under the Chippewa Falls Plan were merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $2,500,000 from the trustee of the Chippewa Falls Plan. Subsequent to December 31, 1997, the Chippewa Falls Plan's assets were liquidated and reinvested into similar investment options available under the Hourly Thrift Plan. These assets are recorded in Exhibit 1 as Merger Assets.

In addition, effective December 31, 1997, the hourly participants of the Clevite Bargaining Investment Plan (the Clevite Plan) became eligible to participate in the Hourly Thrift Plan, and their account balances maintained under the Clevite Plan were merged into the Hourly Thrift Plan. In conjunction with the merger, the Hourly Thrift Plan received approximately $5,000,000 from the trustee of the Clevite Plan. Subsequent to December 31, 1997, the Clevite Plan's assets were liquidated and reinvested into similar investment options available under the Hourly Thrift Plan. These assets are recorded in Exhibit 1 as Merger Assets.

6. FEDERAL INCOME TAXES:

The Hourly Thrift Plan obtained its latest determination letter on March 20, 1998, in which the Internal Revenue Service stated that the Hourly Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Hourly Thrift Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Hourly Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Hourly Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A participant is not subject to federal income tax on matching employer contributions, salary deferral contributions or earnings on such participant's account balance until distributed.

7. TERMINATION OF THE HOURLY THRIFT PLAN:

Although the participating Employers intend to continue the Hourly Thrift Plan indefinitely, they reserve the right to terminate the Hourly Thrift Plan or withdraw from participation in the Hourly Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Hourly Thrift Plan or complete discontinuance of contributions will be allocated among all of the participants' accounts pro rata on the basis of their account balance at the date of termination.

8. SUBSEQUENT EVENT:

On April 29, 1999, Tenneco Inc. announced that its board of directors had approved a separation of its automotive and specialty packaging business into two independent companies. The separation will be completed by the distribution of the common stock of Tenneco Packaging to the holders of Tenneco Inc. commons stock (the Spin-off). Upon completion of the Spin-off, current owners of Tenneco Inc. common stock will own common equity securities of Tenneco Packaging and Tenneco Inc. which in turn will then own the assets, liabilities and operations of Tenneco Inc.'s automotive business.

In connection with the Spin-off, Tenneco Packaging will become the sole sponsor of the Hourly Thrift Plan from and after the Spin-off date. Tenneco Automotive will establish a defined contribution plan to which the account balances of retained and former employees of Tenneco Automotive in the Hourly Thrift Plan will be transferred.

                                                                       EXHIBIT 1

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998

                                                                   PARTICIPANT-DIRECTED INVESTMENTS
                                        ---------------------------------------------------------------------------------------
                                                                      BZW BARCLAYS    FIDELITY       INVESCO         PUTNAM
                                        TENNECO INC.   BZW BARCLAYS    U.S. DEBT       GROWTH      VALUE TRUST         NEW
                                           COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN   OPPORTUNITIES
                                           STOCK           FUND           FUND          FUND           FUND           FUND
                                        ------------   ------------   ------------    --------     ------------   -------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock.........  $11,355,894    $        --     $       --    $        --   $        --     $       --
    El Paso Energy common stock.......           --             --             --             --            --             --
    Newport News Shipbuilding Inc.
      common stock....................           --             --             --             --            --             --
                                        -----------    -----------     ----------    -----------   -----------     ----------
                                         11,355,894             --             --             --            --             --
   Collective trust funds --
    BZW Barclays Equity Index Fund....           --     17,366,091             --             --            --             --
    BZW Barclays U.S. Debt Market
      Index Fund......................           --             --      4,813,406             --            --             --
    Other.............................           --             --             --             --            --             --
                                        -----------    -----------     ----------    -----------   -----------     ----------
                                                 --     17,366,091      4,813,406             --            --             --
   Registered investment companies --
    Fidelity Growth Company Fund......           --             --             --     27,280,997            --             --
    INVESCO Value Trust Total Return
      Fund............................           --             --             --             --    13,718,983             --
    Putnam New Opportunities Fund.....           --             --             --             --            --      9,139,269
    Templeton Foreign Fund............           --             --             --             --            --             --
    Other.............................           --             --             --             --            --             --
                                        -----------    -----------     ----------    -----------   -----------     ----------
                                                 --             --             --     27,280,997    13,718,983      9,139,269
   Pooled separate accounts...........           --             --             --             --            --             --
   Guaranteed investment contract.....           --             --             --             --            --             --
   Bankers Trust Pyramid Directed
    Account Cash Fund.................      366,333             46              7             36            13             72
   Nations Cash Reserves..............           --             --             --             --            --             --
   Participant loans receivable.......           --             --             --             --            --             --
                                        -----------    -----------     ----------    -----------   -----------     ----------
      Total investments...............   11,722,227     17,366,137      4,813,413     27,281,033    13,718,996      9,139,341
 Receivables:
   Employees' contributions...........       51,645         58,251         22,256         64,785        29,837         49,246
   Employers' contributions...........           --          2,297            185          7,089         3,391          1,468
   Accrued interest and dividends.....        1,918            489            212            631         8,973            254
                                        -----------    -----------     ----------    -----------   -----------     ----------
      Total receivables...............       53,563         61,037         22,653         72,505        42,201         50,968
                                        -----------    -----------     ----------    -----------   -----------     ----------
      Total assets....................   11,775,790     17,427,174      4,836,066     27,353,538    13,761,197      9,190,309
LIABILITIES:
 Due to broker and other..............           --         53,456         16,974         97,563        17,667         95,956
                                        -----------    -----------     ----------    -----------   -----------     ----------
      Total liabilities...............           --         53,456         16,974         97,563        17,667         95,956
OPTION TRANSFERS RECEIVABLE
 (PAYABLE)............................      (25,154)        (7,585)        (5,681)        14,397       (25,364)        44,988
                                        -----------    -----------     ----------    -----------   -----------     ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS.............................  $11,750,636    $17,366,133     $4,813,411    $27,270,372   $13,718,166     $9,139,341
                                        ===========    ===========     ==========    ===========   ===========     ==========

                                           PARTICIPANT-DIRECTED INVESTMENTS
                                        --------------------------------------

                                        TEMPLETON       MONEY
                                         FOREIGN       MARKET      PARTICIPANT
                                           FUND         FUND          LOANS
                                        ---------      ------      -----------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock.........  $       --   $        --   $       --
    El Paso Energy common stock.......          --            --           --
    Newport News Shipbuilding Inc.
      common stock....................          --            --           --
                                        ----------   -----------   ----------
                                                --            --           --
   Collective trust funds --
    BZW Barclays Equity Index Fund....          --            --           --
    BZW Barclays U.S. Debt Market
      Index Fund......................          --            --           --
    Other.............................          --            --           --
                                        ----------   -----------   ----------
                                                --            --           --
   Registered investment companies --
    Fidelity Growth Company Fund......          --            --           --
    INVESCO Value Trust Total Return
      Fund............................          --            --           --
    Putnam New Opportunities Fund.....          --            --           --
    Templeton Foreign Fund............     996,608            --           --
    Other.............................          --            --           --
                                        ----------   -----------   ----------
                                           996,608            --           --
   Pooled separate accounts...........          --            --           --
   Guaranteed investment contract.....          --            --           --
   Bankers Trust Pyramid Directed
    Account Cash Fund.................          --       308,925           --
   Nations Cash Reserves..............          --    21,633,410           --
   Participant loans receivable.......          --            --    4,130,632
                                        ----------   -----------   ----------
      Total investments...............     996,608    21,942,335    4,130,632
 Receivables:
   Employees' contributions...........       9,699        66,752           --
   Employers' contributions...........         318         9,911           --
   Accrued interest and dividends.....          22        90,846           --
                                        ----------   -----------   ----------
      Total receivables...............      10,039       167,509           --
                                        ----------   -----------   ----------
      Total assets....................   1,006,647    22,109,844    4,130,632
LIABILITIES:
 Due to broker and other..............      10,396            --           --
                                        ----------   -----------   ----------
      Total liabilities...............      10,396            --           --
OPTION TRANSFERS RECEIVABLE
 (PAYABLE)............................         357        11,209      (38,820)
                                        ----------   -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS.............................  $  996,608   $22,121,053   $4,091,812
                                        ==========   ===========   ==========

                                                      NONPARTICIPANT- DIRECTED INVESTMENTS
                                        -----------------------------------------------------------------
                                                        EL PASO     NEWPORT NEWS
                                        TENNECO INC.     ENERGY     SHIPBUILDING
                                           COMMON        COMMON         INC.       CLEARING     MERGER
                                           STOCK         STOCK      COMMON STOCK   ACCOUNT      ASSETS         TOTAL
                                        ------------    -------     ------------   --------     ------         -----
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock.........  $ 9,786,773    $       --    $       --    $     --   $        --   $ 21,142,667
    El Paso Energy common stock.......           --     1,428,342            --       3,098            --      1,431,440
    Newport News Shipbuilding Inc.
      common stock....................           --            --     1,445,023          --            --      1,445,023
                                        -----------    ----------    ----------    --------   -----------   ------------
                                          9,786,773     1,428,342     1,445,023       3,098            --     24,019,130
   Collective trust funds --
    BZW Barclays Equity Index Fund....           --            --            --          --            --     17,366,091
    BZW Barclays U.S. Debt Market
      Index Fund......................           --            --            --          --            --      4,813,406
    Other.............................           --            --            --          --     2,109,680      2,109,680
                                        -----------    ----------    ----------    --------   -----------   ------------
                                                 --            --            --          --     2,109,680     24,289,177
   Registered investment companies --
    Fidelity Growth Company Fund......           --            --            --          --     1,567,113     28,848,110
    INVESCO Value Trust Total Return
      Fund............................           --            --            --          --            --     13,718,983
    Putnam New Opportunities Fund.....           --            --            --          --            --      9,139,269
    Templeton Foreign Fund............           --            --            --          --            --        996,608
    Other.............................           --            --            --          --     5,621,801      5,621,801
                                        -----------    ----------    ----------    --------   -----------   ------------
                                                 --            --            --          --     7,188,914     58,324,771
   Pooled separate accounts...........           --            --            --          --     2,589,321      2,589,321
   Guaranteed investment contract.....           --            --            --          --       480,379        480,379
   Bankers Trust Pyramid Directed
    Account Cash Fund.................      182,983        27,189        25,022     186,664            --      1,097,290
   Nations Cash Reserves..............           --            --            --          --            --     21,633,410
   Participant loans receivable.......           --            --            --          --     1,039,541      5,170,173
                                        -----------    ----------    ----------    --------   -----------   ------------
      Total investments...............    9,969,756     1,455,531     1,470,045     189,762    13,407,835    137,603,651
 Receivables:
   Employees' contributions...........           --            --            --          --            --        352,471
   Employers' contributions...........      138,783            --            --          --            --        163,442
   Accrued interest and dividends.....        3,999         7,966           217       1,075            --        116,602
                                        -----------    ----------    ----------    --------   -----------   ------------
      Total receivables...............      142,782         7,966           217       1,075            --        632,515
                                        -----------    ----------    ----------    --------   -----------   ------------
      Total assets....................   10,112,538     1,463,497     1,470,262     190,837    13,407,835    138,236,166
LIABILITIES:
 Due to broker and other..............           --         2,983            --          --            --        294,995
                                        -----------    ----------    ----------    --------   -----------   ------------
      Total liabilities...............           --         2,983            --          --            --        294,995
OPTION TRANSFERS RECEIVABLE
 (PAYABLE)............................       14,432        (8,658)         (757)     26,636            --             --
                                        -----------    ----------    ----------    --------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS.............................  $10,126,970    $1,451,856    $1,469,505    $217,473   $13,407,835   $137,941,171
                                        ===========    ==========    ==========    ========   ===========   ============

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 1
                                                                       CONTINUED
                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997

                                                                    PARTICIPANT-DIRECTED INVESTMENTS
                                         ---------------------------------------------------------------------------------------

                                                                       BZW BARCLAYS    FIDELITY       INVESCO         PUTNAM
                                         TENNECO INC.   BZW BARCLAYS    U.S. DEBT       GROWTH      VALUE TRUST         NEW
                                            COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN   OPPORTUNITIES
                                            STOCK           FUND           FUND          FUND           FUND           FUND
                                         ------------   ------------   ------------   -----------   ------------   -------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock..........  $10,361,095    $        --     $       --    $        --   $        --     $       --
    El Paso Natural Gas Company common
      stock............................           --             --             --             --            --             --
    Newport News Shipbuilding Inc.
      common stock.....................           --             --             --             --            --             --
    Other..............................           --             --             --             --            --             --
                                         -----------    -----------     ----------    -----------   -----------     ----------
                                          10,361,095             --             --             --            --             --
   Collective trust funds --
    BZW Barclays Equity Index Fund.....           --      7,929,132             --             --            --             --
    BZW Barclays U.S. Debt Market Index
      Fund.............................           --             --      3,098,425             --            --             --
    Other..............................           --             --             --             --            --             --
                                         -----------    -----------     ----------    -----------   -----------     ----------
                                                  --      7,929,132      3,098,425             --            --             --
   Registered investment companies --
    Fidelity Growth Company Fund.......           --             --             --     20,635,599            --             --
    INVESCO Value Trust Total Return
      Fund.............................           --             --             --             --     9,010,952             --
    Putnam New Opportunities Fund......           --             --             --             --            --      4,925,755
    Templeton Foreign Fund.............           --             --             --             --            --             --
    Other..............................           --             --             --             --            --             --
                                         -----------    -----------     ----------    -----------   -----------     ----------
                                                  --             --             --     20,635,599     9,010,952      4,925,755
   Nations Cash Reserves...............      240,872             --             --             --            --             --
   Guaranteed investment contract......           --             --             --             --            --             --
   Participant loans receivable........           --             --             --             --            --             --
                                         -----------    -----------     ----------    -----------   -----------     ----------
      Total investments................   10,601,967      7,929,132      3,098,425     20,635,599     9,010,952      4,925,755
 Receivables:
   Employees' contributions............       13,012          4,757            581          3,799         1,196          7,755
   Employers' contributions............           --             --             --             --            --             --
   Accrued interest and dividends......        1,498            113              7             60         2,323            234
                                         -----------    -----------     ----------    -----------   -----------     ----------
      Total receivables................       14,510          4,870            588          3,859         3,519          7,989
   Cash................................           --             15              9             --            --             --
                                         -----------    -----------     ----------    -----------   -----------     ----------
      Total assets.....................   10,616,477      7,934,017      3,099,022     20,639,458     9,014,471      4,933,744
LIABILITIES:
 Other.................................           --             --             --             --            --             --
                                         -----------    -----------     ----------    -----------   -----------     ----------
      Total liabilities................           --             --             --             --            --             --
OPTION TRANSFERS RECEIVABLE
 (PAYABLE).............................       92,908      2,613,287           (291)        (6,566)    2,916,525        194,074
                                         -----------    -----------     ----------    -----------   -----------     ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS..............................  $10,709,385    $10,547,304     $3,098,731    $20,632,892   $11,930,996     $5,127,818
                                         ===========    ===========     ==========    ===========   ===========     ==========

                                           PARTICIPANT-DIRECTED INVESTMENTS
                                         -------------------------------------

                                         TEMPLETON      MONEY
                                          FOREIGN      MARKET      PARTICIPANT
                                           FUND         FUND          LOANS
                                         ---------   -----------   -----------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock..........  $     --    $        --   $       --
    El Paso Natural Gas Company common
      stock............................        --             --           --
    Newport News Shipbuilding Inc.
      common stock.....................        --             --           --
    Other..............................        --             --           --
                                         --------    -----------   ----------
                                               --             --           --
   Collective trust funds --
    BZW Barclays Equity Index Fund.....        --             --           --
    BZW Barclays U.S. Debt Market Index
      Fund.............................        --             --           --
    Other..............................        --             --           --
                                         --------    -----------   ----------
                                               --             --           --
   Registered investment companies --
    Fidelity Growth Company Fund.......        --             --           --
    INVESCO Value Trust Total Return
      Fund.............................        --             --           --
    Putnam New Opportunities Fund......        --             --           --
    Templeton Foreign Fund.............   827,805             --           --
    Other..............................        --             --           --
                                         --------    -----------   ----------
                                          827,805             --           --
   Nations Cash Reserves...............        --     17,750,920           --
   Guaranteed investment contract......        --             --           --
   Participant loans receivable........        --             --    2,555,274
                                         --------    -----------   ----------
      Total investments................   827,805     17,750,920    2,555,274
 Receivables:
   Employees' contributions............     1,172          5,889           --
   Employers' contributions............        --             --           --
   Accrued interest and dividends......        33         81,291           --
                                         --------    -----------   ----------
      Total receivables................     1,205         87,180           --
   Cash................................        --             --           --
                                         --------    -----------   ----------
      Total assets.....................   829,010     17,838,100    2,555,274
LIABILITIES:
 Other.................................        --             --           --
                                         --------    -----------   ----------
      Total liabilities................        --             --           --
OPTION TRANSFERS RECEIVABLE
 (PAYABLE).............................    66,262      1,510,462      157,467
                                         --------    -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS..............................  $895,272    $19,348,562   $2,712,741
                                         ========    ===========   ==========

                                                         NONPARTICIPANT-DIRECTED INVESTMENTS
                                         -------------------------------------------------------------------
                                                                       NEWPORT NEWS
                                                          EL PASO      SHIPBUILDING
                                         TENNECO INC.      ENERGY          INC.
                                            COMMON         COMMON         COMMON      CLEARING     MERGER
                                            STOCK          STOCK          STOCK       ACCOUNT      ASSETS         TOTAL
                                         ------------   ------------   ------------   --------   -----------   -----------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock..........   $7,113,310     $       --     $       --    $     --   $    96,183   $17,570,588
    El Paso Natural Gas Company common
      stock............................           --      1,551,113             --          --            --     1,551,113
    Newport News Shipbuilding Inc.
      common stock.....................           --             --      1,259,181          --            --     1,259,181
    Other..............................           --             --             --          --       126,581       126,581
                                          ----------     ----------     ----------    --------   -----------   -----------
                                           7,113,310      1,551,113      1,259,181          --       222,764    20,507,463
   Collective trust funds --
    BZW Barclays Equity Index Fund.....           --             --             --          --            --     7,929,132
    BZW Barclays U.S. Debt Market Index
      Fund.............................           --             --             --          --            --     3,098,425
    Other..............................           --             --             --          --     2,168,134     2,168,134
                                          ----------     ----------     ----------    --------   -----------   -----------
                                                  --             --             --          --     2,168,134    13,195,691
   Registered investment companies --
    Fidelity Growth Company Fund.......           --             --             --          --            --    20,635,599
    INVESCO Value Trust Total Return
      Fund.............................           --             --             --          --            --     9,010,952
    Putnam New Opportunities Fund......           --             --             --          --            --     4,925,755
    Templeton Foreign Fund.............           --             --             --          --            --       827,805
    Other..............................           --             --             --          --     4,865,576     4,865,576
                                          ----------     ----------     ----------    --------   -----------   -----------
                                                  --             --             --          --     4,865,576    40,265,687
   Nations Cash Reserves...............      165,369         30,644         27,363     134,913            --    18,350,081
   Guaranteed investment contract......           --             --             --          --       193,658       193,658
   Participant loans receivable........           --             --             --          --       166,186     2,721,460
                                          ----------     ----------     ----------    --------   -----------   -----------
      Total investments................    7,278,679      1,581,757      1,286,544     134,913     7,616,318    95,234,040
 Receivables:
   Employees' contributions............           --             --             --          --            --        38,161
   Employers' contributions............       19,540             --             --          --            --        19,540
   Accrued interest and dividends......        1,008          8,724             78         659            --        96,028
                                          ----------     ----------     ----------    --------   -----------   -----------
      Total receivables................       20,548          8,724             78         659            --       153,729
   Cash................................           --             --             --          --            --            24
                                          ----------     ----------     ----------    --------   -----------   -----------
      Total assets.....................    7,299,227      1,590,481      1,286,622     135,572     7,616,318    95,387,793
LIABILITIES:
 Other.................................           --             --             --          --        56,904        56,904
                                          ----------     ----------     ----------    --------   -----------   -----------
      Total liabilities................           --             --             --          --        56,904        56,904
OPTION TRANSFERS RECEIVABLE
 (PAYABLE).............................         (645)        (9,056)          (376)     25,363    (7,559,414)           --
                                          ----------     ----------     ----------    --------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS..............................   $7,298,582     $1,581,425     $1,286,246    $160,935   $        --   $95,330,889
                                          ==========     ==========     ==========    ========   ===========   ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                              PARTICIPANT-DIRECTED INVESTMENTS
                                   ---------------------------------------------------------------------------------------

                                                                 BZW BARCLAYS    FIDELITY       INVESCO         PUTNAM
                                   TENNECO INC.   BZW BARCLAYS    U.S. DEBT       GROWTH      VALUE TRUST         NEW
                                      COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN   OPPORTUNITIES
                                      STOCK           FUND           FUND          FUND           FUND           FUND
                                   ------------   ------------   ------------   -----------   ------------   -------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, BEGINNING OF YEAR.....  $10,709,385    $10,547,304     $3,098,731    $20,632,892   $11,930,996     $5,127,818
                                   -----------    -----------     ----------    -----------   -----------     ----------
ADD:
 Dividends --
   Tenneco Inc. .................      353,833             --             --             --            --             --
   Other corporate securities....           --             --             --             --            --             --
   Registered investment
     companies...................           --             --             --      1,883,256       683,003        275,875
 Interest........................       12,883             --             --             --            --             --
                                   -----------    -----------     ----------    -----------   -----------     ----------
                                       366,716             --             --      1,883,256       683,003        275,875
 Net appreciation (depreciation)
   in fair value of
   investments...................   (1,386,704)     3,400,090        336,462      3,839,248       951,392      1,261,802
                                   -----------    -----------     ----------    -----------   -----------     ----------
       Net investment income
        (loss)...................   (1,019,988)     3,400,090        336,462      5,722,504     1,634,395      1,537,677
 Contributions --
   Employees.....................    1,967,347      2,834,670      1,199,246      3,353,107     1,542,630      1,948,505
   Employers.....................      280,155        107,589          7,412        492,023       260,053         67,360
   Rollovers.....................        8,591         31,529          8,383         39,543         8,401         19,822
                                   -----------    -----------     ----------    -----------   -----------     ----------
                                     2,256,093      2,973,788      1,215,041      3,884,673     1,811,084      2,035,687
 Repayment of loan interest......       13,727         23,511          7,924         31,138        14,114         16,504
 Transfer from other plans (Note
   5)............................           --             --             --             --            --             --
                                   -----------    -----------     ----------    -----------   -----------     ----------
       Total additions...........    1,249,832      6,397,389      1,559,427      9,638,315     3,459,593      3,589,868
                                   -----------    -----------     ----------    -----------   -----------     ----------
DEDUCT:
 Withdrawals.....................      538,695        531,918        286,338      1,286,075       806,288        281,752
 Administrative expenses.........           --             --             --             --            --             --
                                   -----------    -----------     ----------    -----------   -----------     ----------
       Total deductions..........      538,695        531,918        286,338      1,286,075       806,288        281,752
OPTION TRANSFERS, net............      330,114        953,358        441,591     (1,714,760)     (866,135)       703,407
                                   -----------    -----------     ----------    -----------   -----------     ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year...........  $11,750,636    $17,366,133     $4,813,411    $27,270,372   $13,718,166     $9,139,341
                                   ===========    ===========     ==========    ===========   ===========     ==========

                                     PARTICIPANT-DIRECTED INVESTMENTS
                                   -------------------------------------

                                   TEMPLETON      MONEY
                                    FOREIGN      MARKET      PARTICIPANT
                                     FUND         FUND          LOANS
                                   ---------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, BEGINNING OF YEAR.....  $895,272    $19,348,562   $2,712,741
                                   --------    -----------   ----------
ADD:
 Dividends --
   Tenneco Inc. .................        --             --           --
   Other corporate securities....        --             --           --
   Registered investment
     companies...................   105,451             --           --
 Interest........................        --      1,046,596           --
                                   --------    -----------   ----------
                                    105,451      1,046,596           --
 Net appreciation (depreciation)
   in fair value of
   investments...................  (169,426)            --           --
                                   --------    -----------   ----------
       Net investment income
        (loss)...................   (63,975)     1,046,596           --
 Contributions --
   Employees.....................   341,532      3,021,665           --
   Employers.....................    16,727        530,948           --
   Rollovers.....................    19,998         14,565           --
                                   --------    -----------   ----------
                                    378,257      3,567,178           --
 Repayment of loan interest......     1,910         20,863           --
 Transfer from other plans (Note
   5)............................        --             --           --
                                   --------    -----------   ----------
       Total additions...........   316,192      4,634,637           --
                                   --------    -----------   ----------
DEDUCT:
 Withdrawals.....................    73,131      1,736,732      268,126
 Administrative expenses.........        --             --           --
                                   --------    -----------   ----------
       Total deductions..........    73,131      1,736,732      268,126
OPTION TRANSFERS, net............  (141,725)      (125,414)   1,647,197
                                   --------    -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year...........  $996,608    $22,121,053   $4,091,812
                                   ========    ===========   ==========

                                                         NONPARTICIPANT-DIRECTED INVESTMENTS
                                   --------------------------------------------------------------------------------
                                                               NEWPORT NEWS
                                                   EL PASO     SHIPBUILDING
                                   TENNECO INC.     ENERGY         INC.
                                      COMMON        COMMON        COMMON      CLEARING     MERGER
                                      STOCK         STOCK         STOCK       ACCOUNT      ASSETS         TOTAL
                                   ------------   ----------   ------------   --------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, BEGINNING OF YEAR.....  $ 7,298,582    $1,581,425    $1,286,246    $160,935   $        --   $ 95,330,889
                                   -----------    ----------    ----------    --------   -----------   ------------
ADD:
 Dividends --
   Tenneco Inc. .................      277,226            --            --          --            --        631,059
   Other corporate securities....           --        33,275         7,576          --            --         40,851
   Registered investment
     companies...................           --            --            --          --            --      2,947,585
 Interest........................       10,094         1,079           865      18,718            --      1,090,235
                                   -----------    ----------    ----------    --------   -----------   ------------
                                       287,320        34,354         8,441      18,718            --      4,709,730
 Net appreciation (depreciation)
   in fair value of
   investments...................   (1,280,761)       67,001       353,096          --            --      7,372,200
                                   -----------    ----------    ----------    --------   -----------   ------------
       Net investment income
        (loss)...................     (993,441)      101,355       361,537      18,718            --     12,081,930
 Contributions --
   Employees.....................           --            --            --          --            --     16,208,702
   Employers.....................    5,205,817            --            --          --            --      6,968,084
   Rollovers.....................           --            --            --          --            --        150,832
                                   -----------    ----------    ----------    --------   -----------   ------------
                                     5,205,817            --            --          --            --     23,327,618
 Repayment of loan interest......      118,068            --            --          --            --        247,759
 Transfer from other plans (Note
   5)............................           --            --            --          --    13,407,835     13,407,835
                                   -----------    ----------    ----------    --------   -----------   ------------
       Total additions...........    4,330,444       101,355       361,537      18,718    13,407,835     49,065,142
                                   -----------    ----------    ----------    --------   -----------   ------------
DEDUCT:
 Withdrawals.....................      406,711        78,931        64,784          --            --      6,359,481
 Administrative expenses.........           --            --            --      95,379            --         95,379
                                   -----------    ----------    ----------    --------   -----------   ------------
       Total deductions..........      406,711        78,931        64,784      95,379            --      6,454,860
OPTION TRANSFERS, net............   (1,095,345)     (151,993)     (113,494)    133,199            --             --
                                   -----------    ----------    ----------    --------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year...........  $10,126,970    $1,451,856    $1,469,505    $217,473   $13,407,835   $137,941,171
                                   ===========    ==========    ==========    ========   ===========   ============

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998

                                                                               SHARES OR                     CURRENT
        IDENTITY OF ISSUE                     DESCRIPTION OF ASSET             FACE VALUE       COST          VALUE
        -----------------                     --------------------             ----------       ----         -------
CORPORATE SECURITIES:
  Tenneco Inc.*...................  Tenneco Inc. common stock                    620,693    $ 26,017,531   $ 21,142,667
  El Paso Energy Company..........  El Paso Energy common stock                   41,029       1,084,191      1,431,440
  Newport News Shipbuilding
    Inc...........................  Newport News Shipbuilding Inc. common
                                    stock                                         43,215         831,549      1,445,023
                                                                                            ------------   ------------
                                      Total corporate securities                              27,933,271     24,019,130
                                                                                            ------------   ------------
COLLECTIVE TRUST FUNDS:
  BZW Barclays Global Investors...  BZW Barclays Equity Index Fund               516,804      13,035,369     17,366,091
  BZW Barclays Global Investors...  BZW Barclays U.S. Debt Market Index Fund     341,318       4,368,083      4,813,406
  Fidelity Investments
    Institutional Services Co.....  Fidelity Managed Income Portfolio (1998
                                    average yield 5.93%)                       2,109,680       2,109,680      2,109,680
                                                                                            ------------   ------------
                                      Total collective trust funds                            19,513,132     24,289,177
                                                                                            ------------   ------------
REGISTERED INVESTMENT COMPANIES:
  Fidelity Investments
    Institutional Services Co.....  Fidelity Balanced Fund                            32             458            528
  Fidelity Investments
    Institutional Services Co.....  Fidelity Growth & Income Fund                 15,785         603,496        723,555
  Fidelity Investments
    Institutional Services Co.....  Fidelity Growth Company Fund                 550,497      26,536,098     28,848,110
  Fidelity Investments
    Institutional Services Co.....  Fidelity Intermediate Bond Fund                3,986          40,445         40,932
  Fidelity Investments
    Institutional Services Co.....  Fidelity International Growth & Income
                                    Fund                                          25,899         493,463        541,557
  Fidelity Investments
    Institutional Services Co.....  Fidelity Magellan Fund                        22,635       2,025,286      2,734,812
  Fidelity Investments
    Institutional Services Co.....  Fidelity Puritan Fund                         78,745       1,397,486      1,580,417
  INVESCO Funds Group, Inc........  INVESCO Value Trust Total Return Fund        437,467      12,719,733     13,718,983
  Putnam Management Company.......  Putnam New Opportunities Fund                156,414       7,509,709      9,139,269
  Franklin Templeton..............  Templeton Foreign Fund                       118,785       1,214,484        996,608
                                                                                            ------------   ------------
                                      Total registered investment companies                   52,540,658     58,324,771
                                                                                            ------------   ------------
POOLED SEPARATE ACCOUNTS:
  Principal Life Insurance
    Company.......................  Bond & Mortgage Account                            4           1,802          1,801
  Principal Life Insurance
    Company.......................  Bond Emphasis Balanced Account                10,337         164,221        169,326
  Principal Life Insurance
    Company.......................  International Stock Account                    6,244         216,425        209,681
  Principal Life Insurance
    Company.......................  Medium Company Blend Account                  16,610         573,992        545,811
  Principal Life Insurance
    Company.......................  Medium Company Value Account                  16,900         621,997        625,926
  Principal Life Insurance
    Company.......................  Money Market Account                          14,485         522,945        535,538
  Principal Life Insurance
    Company.......................  Real Estate Account                                6           1,800          1,814
  Principal Life Insurance
    Company.......................  Small Company Blend Account                    8,588         313,631        284,559
  Principal Life Insurance
    Company.......................  Stock Emphasis Balance Account                 9,696         184,359        190,473
  Principal Life Insurance
    Company.......................  Stock Index 500 Account                          519          19,266         22,221
  Principal Life Insurance
    Company.......................  U.S. Stock Account                                 5           1,969          2,171
                                                                                            ------------   ------------
                                      Total pooled separate accounts                           2,622,407      2,589,321
                                                                                            ------------   ------------
GUARANTEED INVESTMENT CONTRACT:
  Principal Life Insurance
    Company.......................  Guaranteed Interest Account (maturity
                                    December 31, 1999, interest 4.53%)           480,379         480,379        480,379
                                                                                            ------------   ------------
                                      Total guaranteed investment contract                       480,379        480,379
                                                                                            ------------   ------------
MONEY MARKET FUNDS:
  Bankers Trust Company*..........  Bankers Trust Pyramid Directed Account
                                    Cash Fund                                  1,097,290       1,097,290      1,097,290
  NationsBank of Texas, N.A.*.....  Nations Cash Reserves                      21,633,410     21,633,410     21,633,410
                                                                                            ------------   ------------
                                      Total money market funds                                22,730,700     22,730,700
                                                                                            ------------   ------------
TENNECO THRIFT PLAN FOR HOURLY
  EMPLOYEES*......................  Participant loans receivable (interest
                                    rates ranging from 6% to 10%)                              5,170,173      5,170,173
                                                                                            ------------   ------------
                                      Total assets held for investment
                                        purposes                                            $128,368,313   $137,603,651
                                                                                            ============   ============

-------------------------

* Indicated party in interest.

                                                                     SCHEDULE II

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

         SCHEDULE OF REPORTABLE TRANSACTIONS -- SERIES OF TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                         COST                     COST
                                               PURCHASE      IN-KIND      SELLING      OF ASSETS     IN-KIND    OF ASSETS
     IDENTITY OF                                 PRICE      EXCHANGES      PRICE        SOLD OR     EXCHANGES   EXCHANGED
   PARTY INVOLVED           Description         (A)(C)        In(c)        (B)(C)     DISTRIBUTED    OUT(C)        OUT
   --------------           -----------        --------     ---------     -------     -----------   ---------   ---------
Tenneco Inc. ........  Tenneco Inc. common
                       stock                  $ 2,131,414   $5,322,930   $1,154,458   $ 1,362,108    $60,342     $59,492
BZW Barclays Global
  Investors..........  BZW Barclays Equity
                       Index Fund               8,655,549      --         2,618,680     2,267,387      --          --
Fidelity Investments
  Institutional
  Services Co. ......  Fidelity Growth
                       Company Fund             6,191,626      --         3,385,476     3,431,178      --          --
INVESCO Funds Group,
  Inc. ..............  INVESCO Value Trust
                       Total Return Fund        5,873,827      --         2,117,188     2,003,754      --          --
Putnam Management
  Company............  Putnam New
                       Opportunities Fund       4,115,160      --         1,163,448     1,082,287      --          --
Bankers Trust
  Company............  Bankers Trust Pyramid
                       Directed Account Cash
                       Fund                    42,614,702      --        41,517,412    41,517,412      --          --
NationsBank of Texas,
  N.A. ..............  Nations Cash Reserves   33,314,617      --        30,031,288    30,031,288      --          --


                          NET
     IDENTITY OF         GAIN
   PARTY INVOLVED       (LOSS)
   --------------       ------
Tenneco Inc. ........
                       $(206,800)
BZW Barclays Global
  Investors..........
                         351,293
Fidelity Investments
  Institutional
  Services Co. ......
                         (45,702)
INVESCO Funds Group,
  Inc. ..............
                         113,434
Putnam Management
  Company............
                          81,161
Bankers Trust
  Company............
                          --
NationsBank of Texas,
  N.A. ..............     --

-------------------------

(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.

NOTE: This schedule is a listing of series of transactions in the same security which exceed 5 percent of the market value of the Tenneco Thrift Plan for Hourly Employees assets held on January 1, 1998.

                                                                    SCHEDULE III

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

           SCHEDULE OF REPORTABLE TRANSACTIONS -- SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

         IDENTITY OF                                                     PURCHASE      SELLING       COST OF    NET GAIN
       PARTY INVOLVED                   DESCRIPTION                     PRICE(A)(C)  PRICE(B)(C)     ASSETS      (LOSS)
       --------------                   -----------                     -----------  -----------   -----------  --------
Bankers Trust Company          Bankers Trust Pyramid
                                 Directed Account Cash Fund   Purchase  $19,503,316  $       --    $19,503,316    $ --
Bankers Trust Company          Bankers Trust Pyramid
                                 Directed Account Cash Fund   Sale               --  18,806,299     18,806,299      --
NationsBank of Texas, N.A.     Nations Cash Reserves          Purchase   19,000,000          --     19,000,000      --
NationsBank of Texas, N.A.     Nations Cash Reserves          Sale               --  19,421,690     19,421,690      --

---------------

(a) Purchase price includes expenses incurred in connection with transaction (i.e., commissions, transfer fees, etc.).

(b)  Selling price is net of expenses incurred in connection with transaction.

(c) Current value of asset on transaction date is equal to the purchase/selling price.

NOTE: This schedule is a listing of single transactions which exceed 5 percent of the market value of the Tenneco Thrift Plan for Hourly Employees assets held on January 1, 1998.

                                  SCHEDULE IV
                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                RELATIONSHIP TO PLAN                                                                        INTEREST
 IDENTITY OF     EMPLOYER OR OTHER      DESCRIPTION OF TRANSACTIONS, INCLUDING MATURITY DATE     AMOUNT     INCURRED
PARTY INVOLVED   PARTY IN INTEREST     RATE OF INTEREST, COLLATERAL AND PAR OR MATURITY VALUE    LOANED     ON LOAN
--------------  --------------------   ------------------------------------------------------    ------     --------
Tenneco Inc.    Employer               Lending of monies from the Tenneco Thrift Plan for
                                       Hourly Employees to the Employer -- August 22, 1997
                                       (payroll date), employee contributions of Filer City
                                       not remitted until April 30, 1998. Interest of 22% per
                                       annum...........................................         $ 13,032(a)  $1,807(a)
Tenneco Inc.    Employer               Lending of monies from the Tenneco Thrift Plan for
                                       Hourly Employees to the Employer -- December 22, 1997
                                       (payroll date), employee contributions of Filer City
                                       and Tomahawk locations not remitted until April 30,
                                       1998. Interest of 19% per annum.................         $ 53,297(a)  $2,719(a)
Tenneco Inc.    Employer               Lending of monies from the Tenneco Thrift Plan for
                                       Hourly Employees to the Employer -- June 26, 1998
                                       (payroll date), employee contributions for eight
                                       locations of Tenneco Packaging not remitted until
                                       August 1, 1998. Interest of 26% per annum.......         $119,310(b)  $1,020(b)

-------------------------

(a) The employee contributions and related earnings were paid to the Tenneco Thrift Plan for Hourly Employees on April 30, 1998.

(b) The employee contributions and related earnings were paid to the Tenneco Thrift Plan for Hourly Employees on August 1, 1998.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO THRIFT PLAN FOR HOURLY
                                          EMPLOYEES


Date: June 28, 1999                       By: /s/ DANA G. MEAD
                                              ------------------------
                                                  Dana G. Mead
                                              Chairman of the Tenneco
                                                Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

  23       --Consent of Independent Public Accountants